October 9, 2013

VIA EDGAR AND ELECTRONIC MAIL

John Reynolds.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Technical Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 16, 2013 File No. 001-34882

Dear Mr. Reynolds:

I am writing on behalf of National Technical Systems, Inc. (the “Company”) in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) dated October 7, 2013 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) which contains revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and reflects other recent developments. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Amended Preliminary Proxy Statement.

For your convenience, we are emailing to your attention copies of the Amended Preliminary Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Opinion of Financial Advisor…, page 39

1. Please disclose, if true, that Houlihan Lokey has consented to the use of the opinion

Response: The Company has added disclosure on page 39 in response to the Staff’s comment. The Company respectfully advises the Staff that Houlihan Lokey does not believe it is necessary or customary to include a consent with the fairness opinion in Annex B; it is Houlihan Lokey’s experience that such consents are generally required only in the context of registration statements on Form S-4.

Division of Corporation Finance

October 9, 2013

2. We note that Houlihan Lokey relied on financial projections when preparing the fairness opinion. Please revise to disclose the financial projections used by Houlihan Lokey in preparing the financial analyses.

Response: The Company supplementally advises the Staff that disclosure regarding financial projections was included on pages 45-47 of the Preliminary Proxy Statement under “Certain Financial Information.” The Company has revised the disclosure on page 47 of the Amended Preliminary Proxy Statement to clarify the financial projections used by Houlihan Lokey for purposes of the financial analysis performed in connection with its opinion.

3. Please revise this section to clearly state the findings and recommendations set forth in the opinion, i.e. the actual fairness determination.

Response: The Company has revised the disclosure on page 39 in response to the Staff’s comment.

Selected Companies Analysis, page 22

4. We note that Houlihan Lokey included only selected companies and transactions in performing its selected companies and selected transactions analyses. Please revise the disclosure in your proxy statement to clarify the criteria used to select the comparable companies and transactions. In addition, please indicate whether the criteria were consistently applied and indicate whether any additional companies or transactions fit within these criteria but were not analyzed, and if so, why not.

Response: The Company has revised the disclosure on page 43 in response to the Staff’s comment. The Company supplementally advises the Staff that Houlihan Lokey consistently applied the selection criteria that was used and no companies or transactions identified by Houlihan Lokey as meeting its selection criteria were excluded from the selected companies analysis and the selected transactions analysis.

5. Please explain how you determined the LTM adjusted EBITDA and NFY adjusted EBITDA multiple ranges that were applied to Houlihan Lokey based upon the information in the table.

Response: The Company has added disclosure on pages 43 and 44 in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 44

6. Please revise to provide additional details regarding how National arrived at the discount rates and perpetuity growth rates used in your discounted cash flow analysis.

Response: The Company has added disclosure on page 45 in response to the Staff’s comment.

Division of Corporation Finance

October 9, 2013

Other Matters, page 45

7. We note your general disclosure about relationships between Houlihan Lokey and NTS. Please revise your disclosure in this section to describe clearly any material relationships that existed during the past two years between Houlihan Lokey and/or its affiliates and NTS and/or its affiliates and related compensation as required by Item 1015(b)(4) of Regulation MA.

Response: The Company has revised the disclosure on page 45 to indicate that Houlihan Lokey has not, during the past two years, provided any investment banking, financial advisory or other financial services to NTS. The Company supplementally advises the Staff that it has considered and analyzed Item 1015(b)(4) of Regulation M-A and believes there is nothing to disclose in response thereto.

Limited Guaranty, page 49

8.	Please disclose the material terms of the limited guaranty, disclosing all terms and conditions of the guaranty.

Response: The Company has added disclosure on pages 49 and 50 in response to the Staff’s comment.

Interests of NTS Executive Officers and Directors in the Merger, page 52

9. Please clarify whether the employments agreements with the surviving corporation will be on terms similar to the existing employment agreements. If known, please describe the material differences in the terms of the agreements.

Response: The Company has added disclosure on page 54 in response to the Staff’s comment.

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In connection with responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Michael El-Hillow
Name: Michael El-Hillow
Title: Senior Vice President, Chief Financial Officer